Exhibit 12

TEREX CORPORATION

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Earnings:
Income from continuing operations before income taxes	$271.3	$178.3	$453.3	$299.0

Adjustments:
Fixed charges	21.1	32.7	44.7	63.0

Earnings	$292.4	$211.0	$498.0	$362.0

Fixed charges:
Interest expense	$14.7	$26.1	$28.9	$50.6
Amortization of debt issuance costs	0.5	0.9	4.2	1.8
Portion of rental expense representative of interest factor (assumed to be 33%)	5.9	5.7	11.6	10.6

Fixed charges	$21.1	$32.7	$44.7	$63.0

Ratio of earnings to fixed charges	13.9x	6.5x	11.1x	5.7x

Amount of earnings deficiency for coverage of fixed charges	$-	$-	$-	$-